Video Transcript
ChipMonk Baking – Campaign Video

Jose Hernandez:

The story behind ChipMonk is actually really personal to me. I have type 2 diabetes, and I can't have your traditional desserts. Out of necessity, I had to make something that was safer for me to consume. So, I found alternative ingredients, and before you knew it, I came up with a cookie. My roommate, David, really liked it, and we ran up.

David Downing:

He made these chocolate chip cookies that were surprisingly really good. At that moment it clicked for me because there are a lot of cookies out there that fit that healthy profile, but they taste like cardboard. I said to him, we could actually sell this. You have a demand for it. There's got to be other people like you.

Jose Hernandez:

About one in four people in the United States are pre-diabetic. That's about 80 million people, and there's about 30 million people in the United States with diabetes.

David Downing:

There's this huge amount of people and no brands really talking directly to them or offering them this product.

Jose Hernandez:

I'm a double science major, so understanding nutrition a little bit better than your average person, I said, "Oh, this all purpose flour, it's going to spike my blood sugar too high, too quickly." So, I figured I could replace it with namely nuts and seeds. They're high in, fat high in fiber, low in carbohydrates. The sugar was the second biggest issue. Refined sugar immediately goes into your blood sugar, and over time I found monk fruit, which is a antioxidant. It gives it all its sweetness. Then we also use allulose. It's actually a rare natural sugar. It's really similar to fructose, but the third carbon is upside down, so it's not going to affect your blood sugar.

Jose Hernandez:

We started shipping in May of 2019. When we first started, we were probably shipping anywhere between five and 10 packages a day. Now, 2020, we're doing three- to four-X that on a daily basis. We have prepackaged cookies. They're made with almond flour. We have six flavors, and we also have sunflower brownie bites. We also developed a sunflower-based chocolate spread.

David Downing:

Because we've maintained control of our production, and we intend to do so for at least the next two to three years, we'll always be able to change and come up with new and exciting flavors that our competitors just can't offer.

Jose Hernandez:
We're actually hoping to expand into our own facility.

David Downing:

Right now we're sharing a commercial kitchen with a much larger catering company, and they let us come in in the evenings and the weekends.

Jose Hernandez:

If I can order a pallet of flour or a pallet of sweetener and store it there, it's actually going to save us a lot of money long-term, which hopefully means we can lower our prices in the future. At the same time, we can hire employees and just have a central location.

David Downing:

Crowdfunding, it's really attractive, especially local crowdfunding, like with NextSeed because ideally it's your future customers that are investing in the brand, and you're bringing them along with you in a journey.

Jose Hernandez:

We wanted to leverage the Houston community and expand our reach within the city itself.

David Downing:

We're really excited to get to the next stage of growth for our business, and we really hope that you'll join us on our team.

Jose Hernandez:

... And help others eat well, live better, and indulge mindfully.

Learn more at nextseed.com/chipmonk

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ChipMonk Baking

Houston, TX

$0 raised

$75,000 min target

Security: Convertible Notes
Offering: Reg CF Offering
Valuation Cap: $3,500,000
Discount: 20%

Invest Now · Follow

$100 min investment

Deal Highlights
Investment Terms
Use of Proceeds
The ChipMonk Story
The Opportunity
Business Operations
The Products
Company History
Team & Advisors
Bonus Rewards
Gallery
Comments 0
Issuer Statement
Documents

This offering is being conducted on an expedited basis pursuant to the SEC's temporary regulatory COVID-19 relief. Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Highlights

Healthy, nutritionally dense dessert choice

- Safe for pre diabetics and diabetics
- Fits into Keto, Low Carb, and other lifestyle diets
- Long shelf life is perfect for activities like camping, hiking, and cycling
- Post-workout snack containing plant-based protein

Rapidly growing company with expanding product lines

- 33% month over month growth
- Online sales increasing due to stay at home behavior during pandemic
- Well-positioned to tap into the growing movement towards healthy lifestyles

Delicious taste without the sugar and processed carbohydrates

- Soft baked, chewy cookie – unlike other options in this category
- Utilizes a unique combination of monk fruit and allulose for sweetness
- No strange aftertaste typically found in other stevia or erythritol baked goods

Investment Terms

Issuer	Type of Offering	Offered By
ChipMonk Inc.	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$75,000
Offering Max	$150,000
Min Individual Investment	$100
Type of Securities	Convertible Notes
Valuation Cap	$3,500,000
Discount	20%
Annualized Interest Rate	4%
Maturity	36 months
Offering Size	$150,000

use of proceeds

ChipMonk Baking is looking to raise up to $150,000 to expand the business. Proceeds from the NextSeed raise will be primarily used to move baking and packaging into a larger production facility. Remaining funds will be used to hire an operations manager, as working capital, and to support online marketing efforts.

Total Project Cost: $250,000
Minimum NextSeed funds: $75,000
Maximum NextSeed funds: $150,000
Remaining funds: The owners have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost

IF MAXIMUM IS RAISED ON NEXTSEED $150,000



- **40%** Production Equipment
- **34%** Production Facility Buildout
- **7%** Working Capital



7% Digital Marketing

7% Cost of Issuance

5% Professional Services

Use of proceeds percentages presented above are estimates and subject to change.

the ChipMonk story



When ChipMonk Baking co-founder Jose Hernandez found himself battling an unexpected diagnosis of Type II diabetes, he set out to manage it with dietary changes. Because of his educational background in human biology, he knew he could reverse his blood sugar issues by avoiding processed carbs and sugar laden treats. After just a few months, he was successful in improving his numbers, but it came at a cost - giving up all of the foods he once loved. Searching for safe alternatives, he quickly realized that most sugar free products on the market were not only bland, but they contained some questionable ingredients.



Determined to bake something tasty and healthy, Jose began experimenting with cookies. With the help of fellow co-founder David Downing, ChipMonk Baking was born. ChipMonk Baking specializes in creating low-carb, sugar- and gluten-free baked goods for people who want a healthy alternative to traditional treats. Their products feature natural ingredients and are sweetened with a unique combination of monk fruit and allulose. The result is a low-carb cookie with the same texture as a traditional soft, chewy cookie - without the blood sugar spike!

the opportunity



Research shows that 1 out of 3 Americans are either pre-diabetic or diabetic. And, over 40% of Americans are actively trying to lose weight. More and more people are seeing the health benefits of low-carb or Keto lifestyles to manage their blood sugar or help them lose weight. These consumers are seeking food products that fit into their diets. Specialty food sales in the US totaled $148.7 billion in 2018 and continues to grow rapidly.

Many low-carb desserts on the market already are full of artificial ingredients and sweetened with either stevia or erythritol (a sugar alcohol), both of which can leave a strange aftertaste in baked goods. In fact, people who are seasoned in low-carb lifestyles often avoid products specifically with these ingredients because they don't like the taste.

ChipMonk Baking has developed a sweetener that is natural, tastes like sugar, and doesn't affect blood sugar. Using a combination of monk fruit and allulose, the result is a cookie that tastes remarkably like a regular sugar-laden cookie, but without the negative side effects. ChipMonk aims to produce the best tasting, healthy baked goods on the market.

With increased capacity at their new production facility, ChipMonk plans to explore other food and beverage products like breads, confections, condiments, and more.

business operations



Chipmonk's primary business model is a direct-to-consumer (D2C) model with its online shop, shipping ready-to-eat baked goods and dry mixes nationwide. To accommodate an increasing demand for its products - more recently fueled by the growing number of people staying at home and baking under quarantine conditions - Chipmonk is opening a new production facility. The team will use their new capacity to increase storage capacity for bulk ingredients, improve baking space, streamline packaging and shipping, and fulfill the influx of orders more efficiently.

As business re-opening conditions allow, they will continue fulfilling their contracts with local Houston specialty shops: hotels, coffee shops, juice bars, nutrition shops, meal prep services, and natural grocers. This channel has significant room for growth. Longer term, ChipMonk plans to pursue wholesale contracts with regional and national grocery chains.



ChipMonk Monthly Sales Breakdown
($ Thousands)
$2.7
$3.5
$3.0
$4.4
$5.6
$7.5
$9.9
$16.6
$14.6
$25.1
$20.5
$34.5
$45.7
Apr 2019
May 2019
Jun 2019
Jul 2019
Aug 2019
Sep 2019
Oct 2019
Nov 2019
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Website
Amazon
Wholesale
In Person

ChipMonk has achieved $45K in monthly sales and over $250K in total sales since inception.

the products



BANANA
Sunflower

ChipMonk Baking provides a variety of healthy baked goods, ranging from ready to eat cookies and brownies to dry mixes to bake at home. All of the products are sugar free, low carb, and are made with gluten free ingredients. The secret to their great tasting soft cookies and brownies is the unique combination of monk fruit and allulose as sweeteners. Both are natural sweeteners but cannot be metabolized by the body - which means they have no impact on your blood sugar. Unlike traditional sugar alternatives like stevia and erythritol, monk fruit and allulose have no strange aftertaste.





All ChipMonk cookies are nut-based, utilizing almond flour and other whole, nutrient-dense ingredients like coconut oil, butter, flax seed, and eggs. Some varieties are dairy-free, like their vegan chocolate chip cookie and their and peanut butter cookie. To accommodate the needs of their growing fan base and to expand to meet the needs of additional dietary restrictions, ChipMonk has also recently launched a line of brownie bites made with sunflower seed flour. They currently offer these nut free bites in four unique flavors: red velvet, banana chocolate chip, chocolate espresso, and cinnabun.

For those that like to bake at home, ChipMonk dry mixes make a perfect activity for adults and families alike. Mixes are available in 4 flavors and are easy to bake in around 12-15 minutes.


SNICKERDOODLE
ESPRESSO
CHOCOLATE
LEMONK

Other ChipMonk Baking Items include

- Chocolate sunflower spread
- AlluMonk sweetener blend by the bag, a 1:1 replacement for sugar when cooking or baking
- Branded apparel

Company History

- **Feb 2019** - ChipMonk makes first in-person sale
- **Mar 2019** - Website launch (www.chipmonkbaking.com)
- **Mar 2019** - Attends first farmers market
- **May 2019** - Moves into commercial kitchen
- **May 2019** - Co-Founder Jose Hernandez goes full-time
- **Jun 2019** - First $10,000 in total sales
- **Jun 2019** - Recipe reformulation with the help of food scientists
- **Oct 2019** - Amazon launch
- **Oct 2019** - Co-Founder David Downing goes full time
- **Feb 2020** - First $100,000 in total sales
- **Mar 2020** - Website migration to Shopify
- **Mar 2020** - Launch of the Sunflower Brownie Bites
- **June 2020** - First $250,000 in total sales
- **June 2020** - Sign lease on future production facility space

Team & Advisors



Jose Hernandez
CO-OWNER & PRESIDENT
in

Jose has spent the last 5+ years in the fitness and sales and marketing industries, utilizing his double degrees in Exercise Science and Human Biology from The University of Texas at Austin. He previously worked on the development team at VYPL, a media company focused on youth and high school sports. His lifelong enthusiasm for health and mindfulness makes him a strong proponent for ChipMonk's mission.



David Downing
CO-OWNER AND CEO
in

David brings his strong financial background to the leadership team at ChipMonk. He has over 10 years of industry experience including work with several Fortune 500 companies and venture capital firms. A passion for startups led him to launch ChipMonk. David holds a BA in Economics and History at Rice University and an MS in Accounting from The University of Texas at Austin.



Brigita Zabulionyte
HEAD DESIGNER & BRANDING STRATEGIST
in

Brigita brings 8+ years of graphic design and marketing experience with major brands including Facebook, Google, Bose, and Starbucks, as well as serving as the current head of branding and design for Dark Matter Coffee, a fast-growing coffee chain with over 8 locations

in Chicago. Brigitte holds a BA in Design & Visual Communications from Loyola University.



Nathan Jarvis
ADVISOR & FOOD SCIENTIST
in

Nathan is an assistant professor at the University of Houston specializing in food production and food safety. Before entering academia, he owned a catering and private chef operations business, as well as a gluten free bakery. Nathan holds a BS in Hotel and Restaurant Management from the University of Houston and a Ph.D. in Food Science from the University of Arkansas.



Mark Toon
ADVISOR
in

Mark is the founder of Work America Capital, an early stage venture capital firm based in Houston. Prior to serving as CEO of KPMG Capital, he led KPMG's Global Data and Analytics business and was also a co-founder and CEO of EquaTerra, Chairman of World 50, and a co-founder and CEO of SourceNet. Mark holds a BBA and MBA from Baylor University.



Jonathan Horowitz
ADVISOR
in

Jonathan has 15+ years hospitality industry experience creating, owning, operating, building, and marketing restaurant and bar concepts. A board member of Texas Restaurant Association, he is the former CEO of Legacy Restaurants (Antone's, Original Ninfa's on Navigation) and co-founder of Loaco Enterprises (Tasting Room, Moxie Wine Dive; $35M+ revenue). Jonathan holds a BA in Liberal Arts from Rice University and a JD from South Texas College of Law.

Bonus Rewards

EARLY BIRD REWARD [50 REMAINING] First 50 investors who invest $500 or more will receive: • ChipMonk T-shirt	**INVEST** **$250+** • Bundle Box of desserts 5 cookie box, plus 2 brownie bite pouches

INVEST
 	
 $1,000+
 	
 • Bundle Box of desserts
   5 cookie box, plus 2 brownie bite pouches
 • Exclusive Investor Tour of the new facility
   Investor +1 guest
	INVEST
	
	 $2,000+
	
	 • Bundle Box of desserts
	   5 cookie box, plus 2 brownie bite pouches
	 • Exclusive Investor Tour of the new facility
	   Investor +1 guest
	 • Baking lesson with the founders (Limit 20)
	   First come first serve by time of investment

INVEST
 	
 $5,000+
 	
 • Bundle Box of desserts
   5 cookie box, plus 2 brownie bite pouches
 • Exclusive Investor Tour of the new facility
   Investor +1 guest
 • Baking lesson with the founders (Limit 20)
   First come first serve by time of investment
 • VIP discount card
   10% discount for life
	INVEST
	
	 $10,000+
	
	 • Bundle Box of desserts
	   5 cookie box, plus 2 brownie bite pouches
	 • Exclusive Investor Tour of the new facility
	   Investor +1 guest
	 • Baking lesson with the founders (Limit 20)
	   First come first serve by time of investment
	 • VIP discount card
	   10% discount for life
	 • A day with the Monks (health and wellness experience)
	   OR, be a part of a ChipMonk commercial

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

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The information contained on this campaign page (the "Campaign Information") is furnished solely by the issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.

Documents

Disclosure Statement
View

Convertible Promissory Note
View

ChipMonk Pitch Deck
View

Issuer Statement

The Information contained on this campaign page (the "Campaign Information") is furnished solely by the issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts

with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.





Fundraising Presentation
June 2020

How Does a Battle with Diabetes Lead to Cookies?

In 2016, ChipMonk's co-founder, Jose Hernandez, was diagnosed with type 2 diabetes. Rather than using recommended medication, he re-examined his diet.

"Everyone has a doctor in him or her. We just have to help it in its work...**Let food be thy medicine and medicine be thy food.**"

- Hippocrates



6.9% when diagnosed with diabetes

2.5 months on low carb, high fat diet

5.3%



A1c Test Results

Diabetes
6.5% or higher

Prediabetes
5.7 to 6.4%

Normal
Below 5.7%

> **Jose managed to reverse his diabetes but had to give up the foods he most loved to eat**



America's Big Food Problem

Jose's experience with diabetes is just one of millions of cases indicative of a major problem with the types of foods Americans are consuming.

100+ Million — **30 million** people have diabetes, and **84 million** are pre-diabetic. That's **1 out of 3 adults** impacted by diabetes.

150+ Million — **40%** of Americans are obese and **more than half** are actively trying to lose weight. Many are now exploring low carb, keto diets.

3+ Million — **1%** of Americans have celiac disease and need to avoid gluten-filled products like bread and baked goods.

 **Despite these statistics, nearly all food products available today are packed with sugar, gluten, and processed carbs.**

At the same time, "healthier" options simply taste bad or are only focused on being functional (e.g., high protein, meal replacement).



It's Time for a Change

At ChipMonk, we seek to **empower people through mindful nutrition** as a way to combat obesity and metabolic disease. Everything we do stems from that goal.



How we're doing it:

- Great tasting products (not functional), so people will actively choose to eat healthier
- Replacing processed carbs and sugar with high-quality alternatives like nut flours and natural low-carb sweeteners
- Transparency and honesty, building trust and personal connections with our Customers

What we do:

- Low-carb desserts made with nut and seed flours and sweetened with allulose and monk fruit (all-natural, non-nutritive)
- Portfolio can easily expand to include other foods (e.g., nut butters, soda, chocolate)



Our Team



David Downing
Co-Founder & CEO

- 8+ years experience working for professional service firms and Fortune 500 companies
- Former head of competitive intelligence for Southwest Airlines and former head of financial analysis and performance improvement for Houston-based venture capital firm
- BA in Economics from Rice University, Master's in Accounting from UT Austin



Jose Hernandez
Co-Founder & VP Business Development

- Prior co-founder and director of Houston-based personal training, nutrition coaching, and lifestyle management services company
- 5+ years experience in startup sales & marketing
- Certified personal trainer with BS of Human Biology and Kinesiology from UT Austin



Brigita Zabulionyte
Head Designer & Branding Strategist

- 8+ years of graphic design and marketing experience working for major brands including Facebook, Google, Bose, and Starbucks
- Current head of branding and design for Dark Matter Coffee, a fast-growing coffee chain with over 8 locations in Chicago
- BA in Design & Visual Communications from Loyola University



Nathan Jarvis
Advisor & Food Scientist

- Assistant professor at the University of Houston specializing in food production and food safety
- Owned a catering and private chef operations business, as well as a gluten-free bakery
- BS in Hotel and Restaurant Mgmt., University of Houston; Ph.D. in Food Science, University of Arkansas



Mark Toon
Advisor

- Founder of Work America Capital, an early-stage venture capital firm based in Houston, TX
- Former CEO of KPMG Capital. Also led KPMG's Global Data and Analytics business
- Co-Founder and CEO of EquaTerra, Chairman of World 50, and co-founder and CEO of SourceNet
- BBA and MBA from Baylor University



Jonathan Horowitz
Advisor

- 15+ years hospitality industry experience creating, owning, operating, building, and marketing restaurant/bar concepts
- Board member of Texas Restaurant Association
- Former CEO of Legacy Restaurants and co-founder of Lasco Enterprises (35M+ revenue)
- BA in Liberal Arts from Rice University and JD from South Texas College of Law



Our Products: Current State

Our cookies are made with almonds. Our sugar substitutes, monk fruit and allullose, are all-natural, zero carb sweeteners that don't spike blood sugar or insulin.


GF
GLUTEN FREE
LOW SUGAR (1G OR LESS)
LOW CARB (4G OR LESS)
LOW GI
LOW GLYCEMIC
NO ARTIFICIAL SWEETENERS
VEGAN OPTIONS
AMAZING TASTE
K
PERFECT FOR KETO
GUILT FREE



Our products are perfect for anyone with diabetes, pre-diabetes, celiac disease, or anyone trying to avoid processed carbs and sugar

Our Products: Future Opportunities

Beyond cookies, there's an endless space for growth by taking popular food items and replacing their sugar and processed carbs with healthier alternatives

Currently for sale, ready to scale



Baking Mixes
Same base ingredients as our existing cookies



Sunflower Brownie Bites
Nut free dessert using sunflower seed flour (1/3 the cost of almond flour)



Sweetener (AlluMonk)
Our allulose + monk fruit blend. Easy to use in coffee, tea, cooking/baking



Nut Butters
Our chocolate sunflower spread is the perfect healthy alternative to Nutella

Unexplored opportunities



Beverages
Soda, mixers, juices



Wheat-based
Breads, pastas, tortillas, other baked goods



Confections
Candies, chocolate, caramel



Condiments
Sauces, dressings

Ultimately we can build a portfolio to make our brand known for making great-tasting, healthier alternatives to everyday staples



Traction

In the last 12 months, ChipMonk sold $213K with a current annualized revenue run rate of $550K. Our largest near-term growth opportunity lies in e-commerce.

Revenue by Month
Sales breakdown ($ thousands), Feb. 2019 to May 2020



Key Stats: E-Commerce

- On average, website sales have grown 53% each month
- Website now driving 80% of total sales and Amazon driving 20% of total sales
- 5,000+ orders and 3,000+ Customers
- Average order value: $37.47
- 605 repeat Customers regularly driving more than 40% of total website sales
- Customer acquisition cost: $5
- Traffic Stats (May 2020)
  - Website
    - Visits: 19K
    - Purchase conversion rate: 5.0%
  - Amazon
    - Visits: 2.9K
    - Purchase conversion rate: 8.4%
- Email Campaigns
  - 3,700+ subscribers
  - 20%+ open rate & 2-4% click rate



Sales & Marketing Strategy

In 2020, we will focus sales efforts on e-commerce and local wholesale opportunities. This will provide a base of consumer data to support future expansion into grocers and to explore subsidization of our products.

Near Term (2020)

E-commerce

- Targeted digital ads (primarily Facebook) will drive increased traffic to www.chipmonkbaking.com
- Continue to increase ad spend as long as we achieve targeted return (ROAS) of 4.0X
- Optimize website to improve conversion rates and average order values (e.g., Customer referral programs)
- Launch subscription products to encourage recurring purchases
- Use traffic and purchase data to create targeted email campaigns driving website visits and purchases
- Seek out PR and "influencer" opportunities to build brand awareness and drive organic traffic

Wholesale

- Keep accounts "close-to-home". Small specialty shops, hotels, coffee shops, juice bars, nutrition shops, meal prep, and natural grocers in Houston area
- Explore local food service and catering opportunities (large events where attendees are looking for alternative desserts)

Longer Term (2021 and beyond)

E-commerce

- Broaden product offerings and use existing Customer base and data to drive sales
- Hire digital sales expert to oversee website and digital ad strategy

Wholesale

- Launch product in larger grocery chains, first regionally, then nationally
- Use sales data from e-commerce to prove out Customer demand for our product in specific geographic locations

Product Subsidization

- Work with healthcare insurance companies and forward thinking, self-funded businesses to subsidize our products for their employees as a way of reducing their overall health costs

International

- Launch product in Canada. Eventually Europe, Latin America, and Australia as well



Strategic Roadmap

	2019	2020	2021	2022
Operations	Launched company and moved into sub-leased commercial kitchen Focused solely on cookies	Transition into our own commercial kitchen and office space Improve efficiency with larger equipment and automation Launch 1 new product	Continue to optimize processes in existing kitchen space. Launch 1 new product	Transition to contract manufacturer or a larger production facility
Sales	Established local brand at farmers' markets and launched online sales and local wholesale efforts	Focus on eCommerce (website and Amazon) and small local wholesale accounts.	Explore larger wholesale and product subsidization opportunities.	Distribute product in larger grocery chains regionally, then nationally
People	Two co-founders plus small team of contract workers for production	Hire operations manager. Continue to leverage contractors and services firms	Hire digital marketing lead	Hire wholesale marketing lead
Financials	$70K Revenue $22K Gross Profit $10K Operating Loss	$410K Revenue $137K Gross Profit $9K Operating Loss	$906K Revenue $331K Gross Profit $4K Operating Loss	$2.2M Revenue $795K Gross Profit $175K Op. Income Consider exit or additional fundraising round



Appendix

Competitive Landscape

Emerging brands in our space are growing rapidly, but none have captured the market. Large, slow-moving CPG companies offer attractive exit opportunities.

Emerging Brands



Cookies

Bars

Dry mixes, cakes, granolas

CPG "Whales"



- Large group of high growth, small brands offering healthier snack options (low carb, low sugar, gluten free)
- Many prioritize "function" (e.g., weight loss, high protein, meal replacement) over flavor
- Product pricing is in line with ours and allows us to understand consumer willingness to pay
- All still small (<$5M revenue). No established market leader
- Many focused purely on the "keto" trend, leaving them vulnerable when trend loses popularity
- Primarily located on the East and West Coasts. Limited competition in the Texas / Southwest region

- Multi-billion dollar companies that are incredibly slow to adapt to market changes
- Existing portfolio of products primarily built on gluten, processed carbs, and sugar
- Would rather "buy than build". Many have acquired startups in the healthy snack category in recent years
- Out of touch with end consumer. More focused on broker and grocer relationships



The US Snacks Market

US Specialty Food Sales by Market Segment
2015 to 2018



Segment	2015-2018 CAGR	2018 YoY Growth
■ Online Retail	+15.8%	+28.4%
■ Foodservice	+6.4%	+6.8%
■ Physical Retail	+5.2%	+5.3%
Total	**+5.7%**	**+5.9%**

Takeaways

- Specialty food sales in the US totaled $148.7B, growing 5.9% annually (3X faster than all food at retail)

- Specialty product sales still only account for 16.1% of the total food and beverage market (+1pt since 2016)

- Online retail is the fastest growing segment for specialty food sales, climbing 28% in 2018 in 2018 and growing more than 15% each year since 2014

- The US leads the world as the biggest cookie eaters:
  - $550M of Oreos are sold each year
  - Girl Scouts sell 200M boxes of cookies a year
  - Total US packaged cookie market sales reached $11B in 2018, growing 2% a year

- The average US household spends $541 a year on sweets and bakery products. That's a $69B total market



Exit Comparables: Food & Snack Companies

Recent acquisitions of food companies have been priced at 2-4X revenue.

Company		Description	Founded	Exit	Enterprise Value / Revenue
RXBAR	RXBAR	Manufactures and distributes whole food fruit and nut energy bars	2013	Acquired by Kellogg's for $600M in 2017	5.0X
Q	Quest Nutrition	Manufactures and markets a range of products including protein bars, protein cookies, protein powders, protein chips and frozen pizzas	2010	Acquired by Simply Good Food (Atkins) in 2019 for $1B	2.9X
ONE	One Brands	Manufactures and distributes high protein, low sugar nutrition bars	1999	Acquired by The Hershey Company for $397M in 2019	Unknown
Amplify	Amplify Snack Brands	Austin-based company that owns consumer brands such as SkinnyPop Popcorn and Paqui tortilla chips	2010	Acquired by The Hershey Company for $1B in 2017	2.7X
bare	Bare Snacks	Maker of baked fruit and vegetable chips	2001	Acquired by Pepsico for $200M in 2018	Unknown
TAZO	Tazo Tea	Tea and herbal tea blender and distributor founded in Portland, Oregon	1994	Acquired by Unilever for $384M in 2017	3.4X
Back to Nature	Back to Nature Foods	Manufactures and distributes a portfolio of plant-based snacks including cookies, crackers, granola, nuts & trail mix	1960	Acquired by B&G Foods for $162.5M in 2017	2.0X
Trilliant	Trilliant Food and Nutrition	Offers broad array of non-alcoholic beverages, ranging from coffee and teas to cappuccinos, hot cocoas and more	1979	Acquired by The Blackstone Group for $541M in 2017	2.4X
T TATES	Tate's Bake Shop	Upscale Southampton cookie manufacturer with products including its signature thin, crispy chocolate chip cookies and a growing line of gluten-free baked goods.	2000	Acquired by Mondelez for $500M in 2018	Unknown
buff bake	Buff Bake	Manufactures and distributes protein packed dessert products (cookies, spreads, bars)	2014	2017 sales of $2.5M. Current SAFE offering with $8.5M cap (20% discount)	2.7X

Giving Back

Beyond making healthier food products, we also plan to use a portion of our sales to support diabetes awareness and food education for underprivileged youths

 The mission of **Camp Hendon** is to give children with diabetes life-changing experiences, empowering each of them to take control of their unique journey. Based in Kentucky, Camp Hendon is a non-profit organization that plans and operates all-volunteer residential camping programs for approximately 165 children with diabetes between the ages of 8-17.

 The **Juvenile Diabetes Research Foundation (JDRF)** is the leading global organization funding type 1 diabetes (T1D) research. Their mission is to improve lives today and tomorrow by accelerating life-changing breakthroughs to cure, prevent and treat T1D and its complications

 BOUNCE (Behavior Opportunities Uniting Nutrition, Counseling & Exercise) is a community outreach and research initiative at the University of Houston dedicated to reducing obesity-related diseases among underserved communities in Houston. They empower Hispanic and African American youth and families to adopt healthy lifestyles by making nutritious food choices, engaging in daily exercise, and fostering a positive body image.

 **We will support local and national organizations such as those above with free product, volunteer time, and donations from our sales proceeds**



The Diabetes Epidemic & The Prevalence of Sugar

30.3 Million

30.3 million people have diabetes, and 1.5 million more are diagnosed every year



That's 1 out of every 10 people

PREDIABETES

84.1 Million

84.1 million people have prediabetes



That's 1 out of 3 adults
and 9 out of 10 don't know they have it

COST



$245 BILLION

Total medical costs and lost work and wages for people with diagnosed diabetes



12% OF DEATHS

Diabetes is tied to 12% of deaths in the US making it the 3rd leading cause of death behind heart disease and cancer



2.3X COSTS

Medical costs with people with diabetes are more than 2X as high as for people without diabetes. They spend on average $7,900 a year on diabetes related medical expenses

SUGAR



Americans consume 3 pounds of sugar a week (highest in the world), nearly 3X recommended amounts



Overconsumption of sugar is tied to severe health problems. For diabetics, high blood sugar can lead to deadly conditions



Sugar is cheap and plentiful. One ton (2,000 pounds) of sugar costs just $340



The desserts we all grew up with are packed with sugar. One Twinkie has over 21g, nearly one's entire daily recommended intake of 25g



Disclaimer

Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

